05010750

RECEIVED

2005 AUG 25 P 12:0?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

August 25, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated August 24, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

SC
dw 9/26

17318005

File No. 82-4406

SCHWARZ
PHARMA

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Press Release - SCHWARZ PHARMA to present Lacosamide Data on World Congress on Pain in Sydney

Press Room > Press Releases 2005 > Press Release - SCHWARZ PHARMA to present Lacosamide Data on World Congress on Pain in Sydney

SCHWARZ PHARMA to present Lacosamide Data on World Congress on Pain in Sydney

SCHWARZ PHARMA presents data of lacosamide for the treatment of diabetic neuropathic pain at the 11th World Congress on Pain August 21-26, 2005 in Sydney/Australia.

SCHWARZ PHARMA will release a broad spectrum of clinical and pre-clinical results on the efficacy and safety of lacosamide in diabetic neuropathic pain during a satellite symposium at the 11th World Congress on Pain August 21-26, 2005, in Sydney. This highly reputable triennial scientific meeting is hosted by the International Association for the Study of Pain (IASP).

During SCHWARZ PHARMA's satellite symposium titled "Lacosamide - a novel treatment option for patients with neuropathic pain", scientific experts will discuss the innovative mode of action, pre-clinical findings as well as clinical experience with lacosamide from development phase II and III in diabetic neuropathy.

Beside the satellite symposium, SCHWARZ PHARMA is represented with a booth as well as a number of scientific posters on pre-clinical and clinical trial results. SCHWARZ PHARMA will present the results of a phase II long-term open-label follow-on trial performed in the U.S. and a European phase III trial in this poster exhibition.

Early August 2005 SCHWARZ PHARMA reported positive headline data for lacosamide from the global phase III development program. At the target dose of 400 mg/day, lacosamide showed statistically significant reduction in diabetic neuropathic pain combined with good tolerability. 90 % of patients who completed the double-blind, placebo-controlled trials decided to continue treatment with lacosamide in open-label follow-on trials. A further clinical phase III trial is expected to report in the second quarter 2006.

Lacosamide is an investigational anti-convulsant drug with an innovative mode of action. Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to acute pain, neuropathic pain does not serve any warning function. Diabetic neuropathic pain is a very common chronic pain with approximately eleven million diabetics suffering from the consequences of this chronic pain associated with their disease.

SCHWARZ PHARMA is currently investigating lacosamide also in epilepsy in a phase III program, with the first headline data being expected in the second quarter of 2006.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +1-262-238-5768; Bettina Ellinghorst, Tel.: +49 2173 48 2329
This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business

and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.